Exhibit 99.1

IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON.

Corebridge Financial, Inc. — Subsidiary Information for the Mandatory Redeemable Preferred Shares:

American General Life Insurance Company*:

Insurance Company pursuant to Rule 13d-1(b)(1)(ii)(C)

Category Symbol: IC

*Entity beneficially owns or may be deemed to beneficially own 5% or greater of the total number of votes and total liquidation preference of all outstanding shares of the security class being reported on this Schedule 13G.